UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                       333-85306

                                                                    CUSIP NUMBER
                                                                       744674201

(Check one): |_| Form 10-KSB  |_| Form 20-F  |_| Form 11-K  |X| Form 10-QSB
             |_| Form 10-D    |_| Form N-SAR |_| Form N-CSR

             For Period Ended:  June 30, 2006
                                -------------

             |_|   Transition Report on Form 10-K

             |_|   Transition Report on Form 20-F

             |_|   Transition Report on Form 11-K

             |_|   Transition Report on Form 10-Q

             |_|   Transition Report on Form N-SAR

             For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:___________


                         PART I - REGISTRANT INFORMATION


      Full Name of Registrant: Puda Coal, Inc.
                               ---------------

      Former Name if Applicable: Purezza Group, Inc.
                                 -------------------

      426 Xuefu Street, Taiyuan,
      --------------------------------------------------------------------------
      Address of Principal Executive Office (Street and Number)

      Shanxi Province, The People's Republic of China
      --------------------------------------------------------------------------
      City, State and Zip Code

                       PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Registrant has been unable to complete its quarterly financial statements because the Registrant's independent account's procedures of review cannot be completed by the prescribed due date without unreasonable expense.

                           PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

          Wenwei Tian                 011-8603               51-228-1302
          -----------                -----------          ------------------
             (Name)                  (Area Code)          (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

      [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

      [X] Yes [ ] No

      If yes, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its revenue for the three months ended June 30, 2006 is significantly more than its revenue for the three months ended June 30, 2005. Net revenue is anticipated to increase by approximately $22,196,000, or 254%, from $8,747,000 in the three months ended June 30, 2005 to $30,943,000 in the three months ended June 30, 2006. The Registrant's cost of revenue is anticipated to increase approximately $18,038,000, or 262%, from $6,878,000 in the three months ended June 30, 2005 to $24,916,000 in the three months ended June 30, 2006. Gross profit is anticipated to increase $4,158,000 or 222%, from $1,869,000 in the three months ended June 30, 2005 to $6,027,000 in the three months ended June 30, 2006. Selling expenses were $152,000 in the three months ended June 30, 2005, compared to an anticipated $771,000 in the three months ended June 30, 2006. However, a reasonable estimate of net income cannot be made at this time because review of the Registrant's quarterly report on Form 10-QSB pursuant to SAS 100 by its independent public accountant as required by Item 310 of Regulation S-B has not been completed. Specifically, the review has not been completed with respect to amortizing discounts on the conversion feature of the notes and warrants issued pursuant to a private placement conducted by the Registrant on November 18, 2005.

                                 PUDA COAL, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   August 14, 2006                 By: /s/Zhao Ming
        ---------------                     ----------------------------------
                                            Name:  Zhao Ming
                                            Title: Chief Executive Officer and
                                                   President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION


INTENTIONAL MISSTATEMENTS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).